



Jeremy Smith (He/Him) · 3rd

CEO at Civitech

Austin, Texas, United States · **Contact info**

500+ connections

🔒 **Message**   **More**

CIVITECH **Civitech**

United States Military Academy at West Point

About

Experienced leader and Army veteran

Activity

1,553 followers

Jeremy Smith reshared a post · 1mo

Here are the companies that will cover travel expenses for employee abortions.
nytimes.com · 7 min read

👍 3

Jeremy Smith reshared a post · 1mo

Don't Ban Equality — Don't Ban Equality
dontbanequality.com · 1 min read

Show all activity →

Experience

CIVITECH **Founder and Chief Executive Officer**
Civitech · Full-time
Mar 2019 - Present · 3 yrs 6 mos
Austin, Texas

R2 **Founder and Executive Director**
Register2Vote.org
Mar 2018 - Apr 2021 · 3 yrs 2 mos
Austin, Texas Area

US Army Engineer Officer
US Army
May 2011 - Sep 2016 · 5 yrs 5 mos

Education

United States Military Academy at West Point
Life Sciences
2007 - 2011

Imperial College London
Epidemiology
2011 - 2012

Volunteering

Medical Aid
Walter Reed Project
Jun 2010 - Jul 2010 · 2 mos

Volunteer
Cross-Cultural Solutions - China
May 2009 - Jun 2009 · 2 mos

Health

Served as a volunteer at a local orphanage and hospital in Xi'an, China for one month. Assisted with basic medical aid, language lessons, and cultural exchanges.

Skills

Military Operations

 Endorsed by Tyler Cline and 1 other who is highly skilled at this

 Endorsed by 17 colleagues at US Army

 21 endorsements

Army

 Endorsed by Elyse Ping Medvigy who is highly skilled at this

 Endorsed by 10 colleagues at US Army

 13 endorsements

Military

 Endorsed by Elyse Ping Medvigy and 1 other who is highly skilled at this

 Endorsed by 9 colleagues at US Army

 10 endorsements

Show all 16 skills →

Recommendations

Received   Given

 **Zachary Brownlee, P.E.** in · 3rd
Lead Mechanical Engineer at DynCorp International
July 28, 2016, Zachary worked with Jeremy on the same team

I have worked with Jeremy for over 2 years and during this period of time he has demonstrated himself to be a highly effective and passionate leader. Jeremy's combined intelligence, personable demeanor, and his drive for producing lasting results makes him a pleasure to work with. Through his example I have learned how to effectively create and manage systems and also how to become a better leade ...see more

Honors & awards

Marshall Scholarship

Interests

Influencers   Companies   Groups   Schools

 **Reid Hoffman** in · 2nd
Entrepreneur. Product and Business Strategist. Investor. Podcaster.
2,639,814 followers

 **Melinda French Gates** in · 3rd
Co-chair of the Bill & Melinda Gates Foundation. Founder of Pivotal Ventures. Author of The Moment of Lift.
7,165,258 followers

Show all 3 influencers →

Causes

Children · Civil Rights and Social Action · Disaster and Humanitarian Relief · Education · Environment · Health · Science and Technology